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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Nicholas Financial, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
65373J209
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	65373J209

1	NAMES OF REPORTING PERSONS Teton Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		894,704

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		894,704

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	894,704

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.6%**

12	TYPE OF REPORTING PERSON

	PN
** SEE ITEM 4(b).

CUSIP No.	65373J209

1	NAMES OF REPORTING PERSONS Ancient Art, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		894,704

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		894,704

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	894,704

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.6%**

12	TYPE OF REPORTING PERSON

	PN, IA
** SEE ITEM 4(b).

CUSIP No.	65373J209

1	NAMES OF REPORTING PERSONS Whitney, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		894,704

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		894,704

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	894,704

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.6%**

12	TYPE OF REPORTING PERSON

	PN
** SEE ITEM 4(b).

CUSIP No.	65373J209

1	NAMES OF REPORTING PERSONS Trango II, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		894,704

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		894,704

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	894,704

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.6%**

12	TYPE OF REPORTING PERSON

	OO
** SEE ITEM 4(b).

CUSIP No.	65373J209

1	NAMES OF REPORTING PERSONS Quincy J. Lee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		894,704

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		894,704

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	894,704

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.6%**

12	TYPE OF REPORTING PERSON

	IN
** SEE ITEM 4(b).

SCHEDULE 13G
This Amendment No. 1 (this “Amendment”) to Schedule 13G (the “Schedule 13G”) relates to shares of common stock, no par value (“Common Stock”), of Nicholas Financial, Inc., a Canadian corporation (the “Issuer”), and is being filed on behalf of (i) Teton Capital Partners, L.P. (“Fund”), a Texas limited partnership, (ii) Ancient Art, L.P. (“Ancient Art”), a Texas limited partnership, as the investment manager to the Fund, (iii) Whitney, L.P. (“Whitney”), a Texas limited partnership, as the general partner to the Fund, (iv) Trango II, L.L.C. (“Trango”), a Texas limited liability company, as the general partner of both Ancient Art and Whitney, and (v) Quincy J. Lee, the principal of Trango (the persons mentioned in (ii) (iii), (iv) and (v) are referred to as the “Teton Management Group,” and together with the Fund, the “Reporting Persons”). All shares of Common Stock are held by the Fund.
In addition to updating the holdings of the Reporting Persons, this Amendment is being filed to correct certain errors to the signatory for Trango in the Signature Page and the Joint Filing Agreement. Therefore, this Amendment hereby amends and restates the Schedule 13G in its entirety as follows:
Item 1(a) Name of Issuer.
Nicholas Financial, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices.
2454 McMullen Booth Road, Building C
Clearwater, Florida 33759
Item 2(a) Name of Person Filing.
(i) Teton Capital Partners, L.P. (“Fund”), (ii) Ancient Art, L.P. (“Ancient Art”) (iii) Whitney, L.P. (“Whitney”), (iv) Trango II, L.L.C. (“Trango”) and (v) Quincy J. Lee.
Item 2(b) Address of Principal Business Office, or, if none, Residence.
610 West 5th Street, Suite 600
Austin, Texas 78701.
Item 2(c) Citizenship or Place of Organization.
Fund is a Texas limited partnership. Ancient Art is a Texas limited partnership. Whitney is a Texas limited partnership. Trango is a Texas limited liability company. Mr. Lee is a United States citizen.

Item 2(d) Title of Class of Securities.
Common stock, no par value (the “Common Stock”).
Item 2(e) CUSIP Number.
65373J209

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4 Ownership.
(a)
The Fund may be deemed the beneficial owner of 894,704 shares of Common Stock it holds. The Teton Management Group may be deemed the beneficial owner of 894,704 shares of Common Stock held by the Fund.

(b)
The Fund may be deemed the beneficial owner of 8.6%, and the Teton Management Group may be deemed the beneficial owner of 8.6%, of the Issuer’s outstanding shares of Common Stock, which such percentages were calculated by dividing (i) 894,704 (the number of shares of Common Stock held by the Fund) by (ii) 10,373,831 shares of Common Stock outstanding as of December 31, 2008, as reported in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on February 9, 2009.

(c)
The Teton Management Group has the shared power to vote and dispose of the 894,704 shares of Common Stock held by Fund. The Fund has the sole power to vote and dispose of the 894,704 shares of Common Stock it holds.

Item 5 Ownership of Five Percent or Less of a Class.
Inapplicable.
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.
Item 8 Identification and Classification of Members of the Group.
Inapplicable.
Item 9 Notice of Dissolution of Group.
Inapplicable.
Item 10 Certification.
By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits Exhibit 1
Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 12, 2009
Teton Capital Partners, L.P.
By: Whitney, L.P., its general partner
By: Trango II, L.L.C., its general partner

By:	/s/ Quincy J. Lee
	Name:	Quincy J. Lee
	Title:	Manager
Whitney, L.P.
By: Trango II, L.L.C., its general partner

By:	/s/ Quincy J. Lee
	Name:	Quincy J. Lee
	Title:	Manager
Ancient Art, L.P.
By: Trango II, L.L.C., its general partner

By:	/s/ Quincy J. Lee
	Name:	Quincy J. Lee
	Title:	Manager

Trango II, L.L.C.
By:	/s/ Quincy J. Lee
	Name:	Quincy J. Lee
	Title:	Manager

/s/ Quincy J. Lee
Quincy J. Lee

EXHIBIT INDEX
Exhibit 1
Joint Filing Agreement by and among the Reporting Persons.